Exhibit 99.2

INTERIM REPORT FOR FOURTH QUARTER AND PRELIMINARY RESULT 2021

INTERIM REPORT	FOURTH QUARTER 2021

ABOUT IDEX BIOMETRICS

IDEX Biometrics ASA is a leading developer of fingerprint identification and authentication solutions, based on patented and proprietary sensor technologies, integrated circuit designs, and software, targeting battery-less, card-based applications. We also may license our technologies to third parties. Manufacturing is outsourced to large and established semiconductor fabrication companies and established providers of manufacturing, assembly, and test services.

We are incorporated in Norway, where our ordinary shares are listed on the Oslo Børs. Additionally, we have American Depositary Shares which are listed on Nasdaq. Our corporate headquarters is in Oslo, and we have operations in Farnborough, England (U.K.), Rochester, New York (U.S.A.), Wilmington, Massachusetts (U.S.A.), and Shanghai, China.

Products and Technology

In 2020, we launched our next-generation solution, the TrustedBio® family of products and, in 2021, released the latest member of the product family, the TrustedBio Max. This third generation of products was specifically designed to substantially reduce biometric payment cards costs and manufacturing challenges, while significantly improving both performance and security.

Our products are based on a portfolio of proprietary technologies, many of which are patented, including fingerprint sensors, fingerprint ASICs (i.e., application specific integrated circuits executing a range of functions), biometric software and matching algorithms, card operating system and applet software, and remote enrollment solutions. Our fingerprint solutions can be used in dual interface, contactless-only, and contact only payment cards, offering a complete biometric authentication capability, integrating fingerprint image sensing, biometric processing, system power management, and encryption functions. We believe IDEX Biometrics offers the highest performing and most cost-effective fingerprint authentication solutions on the market.

Using our proprietary remote enrollment solutions, cardholders can easily store their fingerprints and activate their cards remotely (i.e., without the need to visit a bank branch or ATM), without communicating sensitive biometric information to third parties. We are also developing new approaches to enrolment, reducing costs, increasing security, and further simplifying the process. As with all of our innovations, we are committed to investing in patents and other intellectual property protection strategies that ensure that our products are and remain unique to the Company in our target markets.

INTERIM REPORT	FOURTH QUARTER 2021

Competitive Positioning

Our core competencies are based on proven expertise in biometric applications and include integrated system design, software development, circuit design, and manufacturing/packaging. We are adept at problem-solving and creative collaboration with customers and partners across the card industry supply chain.

Our mission is to provide differentiated solutions to customers, enabling those customers to meaningfully differentiate their own products. By pursuing differentiation, we seek to avoid the commoditization pressures that have characterized the broader market for stand-alone fingerprint sensors. With the redirection of our strategy in 2018, we have focused our competencies solely on the emerging market for biometrically-enabled authentication applications, primarily delivered in card form factors with no batteries (i.e., our solution is powered through harvesting electromagnetic energy emitted by point-of-sale terminals or other card-reading devices using near-field communications (NFC) standards).

The Company’s solutions utilize a patented sensor design, which separates the fingerprint sensor into two components sharing a single package: a flexible, polymer-based sensor array and a separate ASIC (described above), delivering demonstrably superior performance and compelling economics. Our primary competitor in fingerprint sensors utilizes semiconductor-based image sensors, with no onboard processing. Such sensors offer one-dimensional functionality, essentially capturing an image, rendering a bitmap, and transferring that bitmap to a third-party microprocessor for image processing and authentication functions. Biometrically-secured cards using competitors’ sensors must be designed to address this limited functionality, and such designs typically require multiple components (e.g., separate microprocessors (MCUs) for biometric functions and power harvesting/power management), while burdening the secure element (SE) microprocessor with computational tasks that require additional onboard memory and customized software development. Such cards can be notably slower in transaction time, in part because of the memory and power management challenges of the complex design.

Additional components and system customization contribute to higher card costs, manufacturing complexities, and development delays, the elimination of which is the foundation of the TrustedBio value proposition.

In January 2022, Samsung Electronics introduced a package integrating a SE, a biometric MCU, and a sensor. We welcome the competition, as we consider Samsung’s entry into the market as a confirmation of our own view of the compelling opportunity before us. We applaud the single-module design, as it is intended to reduce the complexity and costs of card manufacturing, following the roadmap we established with TrustedBio.

INTERIM REPORT	FOURTH QUARTER 2021

Our Opportunity

We are confident the development of the market for biometric payment cards is accelerating. The Company’s goal, since our strategic repositioning in 2018 to focus on card-based fingerprint authentication, has been to address the primary supply-side cause of delayed market development: the cost of a high-performance card. With TrustedBio, we believe IDEX offers a highly-differentiated level of performance at a compelling price point, positioning the Company to achieve its objective of becoming the leading provider of fingerprint biometric solutions for payment cards and adjacent market applications.

Note Regarding the COVID-19 Pandemic

From March 2020 until May 2021, we ceased all travel and face-to-face meetings, and most staff were asked to work from home. Staff that needed to work at one of our facilities did so in line with local government guidelines. During the second quarter of 2021, we resumed corporate travel, although at a reduced level through the fourth quarter of 2021. We also relaxed our policies associated with remote work and office attendance, although we allow employees and contractors to make their own choices regarding how best to remain productive while remaining healthy and safe. We do not have a corporate vaccination policy, but we strongly encourage all employees and contractors to be vaccinated for COVID-19.

As of this writing, authorities worldwide are relaxing restrictions put in place to limit the spread of the virus, including limitations on international travel. However, should governments in the countries in which we operate reimpose restrictions on interpersonal contact, workplace access, and travel, we may experience reduced productivity, and customers and potential customers may delay orders.

To date, we have not experienced any significant delays in development projects. However, the pandemic did cause certain, short-term delays in 2021, including delays in card certification and the temporary postponement of customer activities (e.g., the start-dates of certain biometric card pilots were delayed). We believe the uncertainties brought about by the pandemic have contributed to greater caution across the market segments we target, delaying customer commitments. As the pandemic abates, we anticipate such uncertainties will fade.

INTERIM REPORT	FOURTH QUARTER 2021

CEO’S COMMENTS / COMMERCIAL HIGHLIGHTS

February 23, 2022

The Company’s financial results for the fourth quarter were aligned with our expectations, as revenue and bookings increased sequentially. During the fourth quarter, IDEX
Biometrics shipped encouragingly higher volumes of fingerprint authentication solutions to IDEMIA Group, which is in the early stages of production of its F.CODETM biometric smart card platform. The F.CODE platform received certification from both Mastercard and VISA during the fourth quarter and, immediately afterward, IDEMIA placed with us the largest production order we have received to date.	IDEMIA’s F.CODE Payment Card

We continued shipping sustained volumes of our to our leading customer in data access, although such volumes were slightly lower sequentially due to component shortages at the customer’s contract manufacturer. This customer has placed orders for volumes through the third quarter of 2022, and we are grateful for the confidence the customer has in the Company.

During the fourth quarter, IDEX Biometrics made its first shipments of our next-generation TrustedBio® fingerprint authentication solution for applications in data access. We are pleased with the enthusiastic response we are receiving from innovators developing the next generation of cybersecurity card solutions, which integrate biometric and crypto technologies for high-security applications. We believe this emerging market segment is very promising, and we are excited to be building backlog with several of the early leaders.

Our opportunity pipeline continues its expansion, as reflected by our increased backlog, which is at an all-time high. The Company’s list of design wins lengthened during the quarter, with promising developments across our targeted verticals. Recent accomplishments include the following:

INTERIM REPORT	FOURTH QUARTER 2021

•

In November, Hengbao, a leading smart card manufacturer based in Beijing, announced that China’s Bank Card Test Center (BCTC) has approved a payment card design featuring our fingerprint authentication solution. BCTC is the independent agency responsible for compliance testing on behalf of UnionPay, China’s largest payment network.With such certification, Hengbao can proceed with its plans for manufacturing the card design for banks and other issuers in China. The Hengbao card design is based on the THD89 secure element from Tongxin Microelectronics, our highly-valued development partner. The Hengbao card design is the second THD89-based card with our fingerprint authentication solution to receive UnionPay certification.

•

In December, we announced the Company has entered into a strategic agreement with an undisclosed smart card manufacturer, which will be the first customer to produce a payment card using our turnkey card reference design, announced in July 2021, which integrates our TrustedBio solution with the SLC38 secure element from Infineon Technologies. The comprehensive solution also will include biometric software, including our proprietary Card Operating System, customized payment network applets, and an inlay design. We expect certification of the card to be completed in the third quarter of 2022, and are targeting mass production for this customer by the end of this year. This customer is among the top card manufacturers worldwide, and we are very pleased to have the confidence of such a well-regarded industry leader.

•

Also in December, Dongwoon Anatech (DWA) announced IDEX Biometrics had been selected as the company’s partner for biometric sensors for its expanding initiatives in data access and digital ID solutions. DWA, based in Seoul, is a leading fabless semiconductor developer, with expertise in haptic (touch) applications. Concurrent with the announcement, DWA placed additional orders for our TrustedBio solution.

•

In January 2022, IDEX Biometrics and MKSmart, the leading card manufacturer in Southeast Asia and among the 10 largest manufacturers worldwide, announced a partnership for the development of biometrically-authenticated cards. MKSmart, based in Hanoi, represents our second major design win for our TrustedBio/SLC38 turnkey card reference design. Initially, the partnership will focus on payment cards for banks and other issuers, with expectations of customer deliveries by the end of this year. We also will broaden the joint development effort to address applications for data access, digital IDs, and storage of government digital currencies and private crypto currencies.

INTERIM REPORT	FOURTH QUARTER 2021

On November 10, 2021, we placed approximately 90 million newly-issued ordinary shares with institutional investors, raising approximately $30 million. The highly-successful offering was over-subscribed, and new investors from Norway, Europe, and the United States participated.

Supported by these and other recent achievements, our confidence in the long-awaited uptake of card-base fingerprint authentication remains high. We are seeing steadily increased interest by banks, challenger banks, and other payment card issuers in our value proposition and, based on current dialog with card manufacturers, we anticipate announcing additional design wins across the coming months. As highlighted above, we also are enjoying momentum in the emerging data access / digital ID segment, as well as the digital wallet segment.

We had high expectations for the digital wallet concept in China going into the fourth quarter, based on two trials with major banks and momentum with card manufacturers. However, the anticipated deployment of biometrically-secured cards for payments and ticketing at the Beijing Winter Olympics did not occur. We believe the high-profile opportunity did not materialize due to the lack of foreign visitors to the Olympic event who were the primary target for e-CNY hardware wallets. Further, there were challenges in finalizing technical standards and harmonizing reader/POS infrastructure in the short time available. We also believe the enthusiasm for e-CNY digital wallets with fingerprint authentication remains high in China. Without the pressures of a fixed deadline, we expect the Peoples Bank of China, the state-controlled banks, and our manufacturing partners will move forward with a thoughtful, well-executed deployment across this year and the next.

As evidenced by our recent announcement with Hengbao, we continue our pursuit of bank payment card and data access opportunities with our important Chinese partners.

In prior communications, I have described how IDEX Biometrics is partnering with leading vendors throughout the card supply chain. We consider these industry partnerships an important element of our strategy and are pursuing opportunities to leverage the strengths and resources of well-positioned companies that share our vision for fingerprint biometrics.

INTERIM REPORT	FOURTH QUARTER 2021

Our value proposition is based on providing highly-integrated, high-performance solutions enabling our customers to design products that are as differentiated as our own. We have, today, highly-differentiated solutions to meet the demanding technical challenges of card-based applications and are aggressively pursuing still-evolving market segments. We are developing proprietary software that will further differentiate our fingerprint solutions, while widening the intellectual-property based “moat” around the Company.

Despite the uncertain environment brought on by the challenges of a global pandemic and a constrained semiconductor supply chain, IDEX Biometrics continues to make progress executing on a strategy positioning the Company as the leading provider of biometric authentication solutions for payment cards and adjacent market applications,

Vince Graziani

Chief Executive Officer

INTERIM REPORT	FOURTH QUARTER 2021

FINANCIAL REVIEW

Statements of profit and loss

For the fourth quarter ended December 31, 2021, IDEX Biometrics recorded consolidated revenue of $787 thousand. Sequentially, fourth quarter revenue increased approximately 8% from the third quarter of 2021, reflecting the increased shipments to our primary customer in the payment card segment. By comparison, fourth quarter 2020 revenue was $598 thousand, for a year-over-year quarterly increase of 32%.

For the full year 2021, the Company recorded consolidated revenue of $2.8 million, compared to $1.1 million for the full year 2020, representing an increase of 159%.

During the fourth quarter of 2021, the Company did not incur delays in customer shipments due to supply chain constraints within the semiconductor industry. However, ongoing supply chain constraints may affect future inventory planning, production scheduling, and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s backlog and unit volumes expand, as we forecast.

Total operating expenses for the fourth quarter of 2021, inclusive of Cost of materials, were $9.8 million, which was an increase of 20% sequentially from the third quarter of 2021. Total operating expenses were $7.8 million in the fourth quarter of 2020, with the approximately 25% year-over-year increase associated with higher headcount, higher marketing costs from an increased focus on commercialization, and an increase in other operating expenses due to the 2021 listing of the Company’s American Depositary Shares (ADSs) on the Nasdaq (e.g., listing fees, legal fees, and premiums for liability insurance for directors and officers).

Total operating expenses for the full year 2021, inclusive of Cost of materials, were $34.2 million, compared to $27.5 million for the full year 2020, representing an increase of 24%. This increase reflected the higher consumption of inventories associated with increased product sales and the costs of higher headcount, higher share-based compensation costs, and one-time and ongoing costs associated with the aforementioned listing of the Company’s ADSs. Additionally, government grants offsetting research and development costs were exceptionally high in 2020 and decreased by $1.4 million in 2021.

INTERIM REPORT	FOURTH QUARTER 2021

Cost of materials totaled $430 thousand for the fourth quarter of 2021. Sequentially, Cost of materials increased 43%, reflecting a shift in the mix of products shipped during the quarter, as well as increased sales. Cost of materials increased by $252 thousand, compared to $178 thousand for the third quarter of 2020, reflecting higher consumption of inventories associated with increased product sales.

Cost of materials totaled $1.25 million for the full year 2021, compared to $275 thousand for the full year 2020, reflecting similar circumstances to those that influenced the fourth quarter total.

Gross profit, as a percentage of revenue1, was approximately 45% for the fourth quarter of 2021, compared sequentially to approximately 59% in the third quarter of 2021. For the fourth quarter of 2020, gross profit margin was approximately 70%, with the higher figure reflecting product mix. On a year-to-date basis, gross profit margin for the full year 2021 was approximately 56%, compared to 75% for the full year 2020, reflecting the shift to product revenue in 2021 from service revenue during 2020.

Payroll expenses, the Company’s largest expense category, totaled $6.3 million for the fourth quarter of 2021, up from $5.2 million for the fourth quarter of 2020, reflecting a higher current number of employees, increased share-based payment expense, and the accrual of employee compensation associated with the achievement in 2021 of performance targets set forth in the Company’s incentive compensation plan.

For the full year 2021, Payroll totaled $21.1 million, in contrast to $17.7 million recorded for full year 2020. The increase reflects a higher number of employees, a full year of increased salary expense (after a temporary reduction of salaries for the second quarter of 2020), higher share-based compensation associated with higher levels of subscription rights awards to new employees, and the aforementioned accrual of incentive compensation.

[1]

The gross profit and gross profit margin figures discussed herein are alternative performance measures (APM) under International Financial Reporting Standards (IFRS). The Company is a fabless developer of semiconductor-based products and outsources its manufacturing operations. The gross profit and gross profit margin is measured as Revenue less the Cost of materials, net of inventory change. The cost of materials is the purchasing cost of manufactured products. Certain supply chain staff costs are included in Payroll and Other operating expense.

INTERIM REPORT	FOURTH QUARTER 2021

The number of employees and contractors on a full-time equivalent (FTE) basis totaled 106, 109, and 97 as of December 30, 2021, September 30, 2021, and December 31, 2020, respectively. The year-over-year increase of FTEs reflects net personnel additions in sales and marketing, which are associated with the organizational pivot of the Company from development activities to a commercial focus.

Share-based (i.e., non-cash) compensation expense totaled $1.0 million for the fourth quarter of 2021, in contrast to the $774 thousand recorded for the fourth quarter of 2020 and the $507 thousand recorded for the third quarter of 2021.

Share-based compensation expense totaled $2.9 million for the full year 2021, in contrast to $2.8 million recorded for the full year 2020. The year-over-year increase is attributable to compensation expense associated with increased awards of share-based payments in connection with higher headcount, as well as the implementation of the Employee Stock Purchase Plan in September 2020.

Research and development (R&D) expenses, as presented, include the costs of product development, prototype manufacturing, and pre-release product testing, but do not include the cost of employees engaged in R&D, which are presented in Payroll expenses. R&D expenses also include, as offsets to expense, earned government grants in support of R&D activities. Timing of the receipt of such grants are subject to the completion of qualifying activities. R&D expenses, as presented, totaled $532 thousand for the fourth quarter of 2021, in contrast to ($144) thousand for the fourth quarter of 2020 and $659 thousand for the third quarter of 2021.

R&D expenses, net of government grants, totaled $2.7 million for the full year 2021, in contrast to $1.9 million for the full year 2020. During the full year 2020, the Company received $2.3 million of government grants, in contrast to $676 thousand received during the current year. The high level of grants recorded in 2020 reflected receipt of amounts associated with projects completed in prior years.

INTERIM REPORT	FOURTH QUARTER 2021

Other operating expenses, primarily expenses associated with marketing, sales, and administrative activities, totaled $2.1 million for the fourth quarter of 2021, in contrast to $2.2 million for the fourth quarter of 2020. Other operating expenses totaled $1.7 million for the third quarter of 2021.

Other operating expenses totaled $7.3 million for the full year 2021, in contrast to $5.9 million for the full year 2020. Year-over-year increases are associated with higher accounting and legal fees and insurance costs associated with the Company’s listing of ADSs on Nasdaq, higher public listing costs and investor relations fees, and higher software licensing costs, offset by lower travel-related expenses.

Amortization and depreciation charges2 totaled $428 thousand for the fourth quarter of 2021, in contrast to $439 thousand for the fourth quarter of 2020 and $460 thousand for the third quarter of 2021.

Amortization and depreciation charges totaled $1.8 million for the full year 2021, in contrast to $1.7 million for the full year 2020. The increased level of depreciation charges is primarily associated with the Company’s investment in various laboratory equipment and engineering tools during 2020.

Net financial items, consisting primarily of the net effect of currency adjustments and the net amount of interest income and interest expense, totaled expense of $1.2 million for the fourth quarter of 2021, in contrast to the income of $36 thousand recorded for the fourth quarter of 2020. Net financial items totaled to an expense of $9 thousand for the third quarter of 2021. The variation in net financial items between periods primarily is the result of fluctuations of the exchange rate of the U.S. Dollar to other currencies of countries in which IDEX Biometrics has operations.

[2]

Under IFRS 16 Leases, leased assets are capitalized, with corresponding assets and liabilities recorded on the Company’s Consolidated statements of financial position. As the Company presents operational expenses based on the nature of such expenses, payments on lease obligations are not recorded as Other operating expenses, but as a combination of Depreciation of right-of-use assets (a component of Amortization and depreciation expenses) and Interest expenses on lease liabilities (a component of Financial items). The amount of cash lease payments made by the Company is reported in the Consolidated statements of cash flows as Payments on lease liabilities (a component of Financing activities).

INTERIM REPORT	FOURTH QUARTER 2021

Net financial items totaled expense of $1.1 million for the full year 2021, compared to expense of $451 thousand in full year 2020. The increase in 2021 was driven primarily by increased foreign exchange revaluation expense during the fourth quarter of 2021.

The Company has recorded income tax expense of $90 thousand in both the fourth quarter of and full year 2021.An income tax expense of $45 thousand was recorded for the fourth quarter of 2020. For the full year 2020, the Company recorded an income tax benefit of $99 thousand, reflecting tax credits in the U.S. and UK. The Company operates at a loss and has a substantial tax loss carryforward position in Norway. However, the Company has not recognized to date any deferred tax assets in its Statement of financial position, consistent with IFRS standards.

Net loss for the fourth quarter of 2021 totaled ($10.3 million), representing a loss per share of ($0.02), in contrast to a net loss of ($7.2 million) for the fourth quarter of 2020, representing a loss per share of ($0.01), and a net loss of ($7.5 million) for the third quarter of 2021, representing a loss per share of ($0.01).

Net loss for the full year 2021 totaled ($32.6 million), representing a loss per share of ($0.04), in contrast to a net loss of ($26.8 million) for the full year 2020, representing a loss per share of ($0.03).

Cash Flows

The Company incurred an operating cash deficit of ($7.6 million) for the fourth quarter of 2021, in contrast to a operating cash deficits of ($6.3 million) for the fourth quarter of 2020 and ($6.3 million) for the third quarter of 2021.

The operating cash deficit for the full year 2021 totaled ($27.5 million), in contrast to a deficit of ($23.3 million) for the full year 2020.

Investing activities (i.e., capital expenditures) were not significant for these periods.

Total cash flow from financing activities, including the net proceeds from the issuance of shares and the net proceeds from the exercise of subscription rights (i.e., stock options), net of payments associated with lease liabilities and debt obligations, totaled $28.5 million for the fourth quarter of 2021, in contrast to $7.8 million for the fourth quarter of 2020.

INTERIM REPORT	FOURTH QUARTER 2021

For the full year 2021, cash flow from financing activities totaled $54.1 million, in contrast to $17.4 million for the full year 2020. IDEX Biometrics completed private placement transactions with net proceeds of approximately $28.5 million, $25.5 million, $8.0 million, and $10.0 million during the fourth quarter of 2021 (November 9, 2021), first quarter of 2021 (February 15, 2021), the fourth quarter of 2020 (November 9, 2020), and the third quarter of 2020 (May 11, 2020), respectively.

The Company’s cash balance totaled $33.8 million as of December 31, 2021, in contrast to $7.3 million as of December 31, 2020, and $12.9 million as of September 30, 2021.

Financial position

The largest assets held on the Company’s Statement of financial position as of December 31, 2021, were cash of $33.8 million and acquired intangible assets of $2.9 million, representing 80% and 7% of total assets, respectively. Total intangible assets included goodwill of $968 thousand.

IDEX Biometrics has developed intellectual property and has incurred product development costs, the value of which generally are not recorded on the Statement of financial position, as, in management’s judgment, such value does not satisfy accounting criteria for capitalization. No development costs were capitalized during the year ended December 31, 2021.

Tangible fixed assets, including the right-of-use value of leased assets, totaled, net of accumulated depreciation, $1.7 million as of December 31, 2021, in contrast to $2.7 million as of December 31, 2020. Tangible fixed assets are comprised of scientific and test equipment, engineering tools, leasehold improvements, office equipment, and furniture with useful lives of three to seven years.

INTERIM REPORT	FOURTH QUARTER 2021

Inventory totaled $1.2 million as of December 31, 2021, in contrast to $859 thousand as of December 31, 2020, and $1.1 million as of September 30, 2021. IDEX Biometrics is a fabless developer of semiconductor-based products, and its manufacturing operations are outsourced. Inventory consists of raw materials (primarily semiconductor components and substrates provisioned to the Company’s contract manufacturing partners), work-in-progress (primarily incomplete assemblies held by manufacturing partners), and finished goods (completed fingerprint sensing devices held by the Company and available for sale).

As a result of significant and uncertain lead times across the electronics industry, the Company may hold historically high quantities of raw materials from time to time to satisfy expected demand. Similarly, given recent uncertainties associated with wafer foundry capacity and contract manufacturer scheduling, the Company has, and may continue to, opportunistically order raw materials and carry relatively large quantities of finished goods so that customer delivery schedules can be met. While inventory levels likely will continue to expand as order backlog increases and expectations of higher orders and shipments increase, management does not believe such large quantities of inventory represent, for the foreseeable future, a material risk to the Company’s financial position.

Customer accounts receivable totaled $801 thousand as of December 31, 2021, in contrast to $487 thousand as of December 31, 2020, and $758 thousand as of September 30, 2021. The increase in accounts receivable was the result of increased product shipments during 2021. No customer accounts necessitated a bad debt reserve as of December 31, 2021.

Total short-term liabilities totaled $4.4 million as of December 31, 2021, compared to $4.2 million as of December 31, 2020, and $2.6 million as of September 30, 2021. Quarterly variations in short-term liabilities are the result of activity levels (e.g., increased accounts payable levels associated with higher purchases of inventories) and the timing of expense accruals and the settlement of obligations.

Net working capital (i.e., short-term assets, excluding cash, less short-term liabilities) totaled $2.9 million as of December 31, 2021, and December 31, 2020, and $3.0 million as of September 30, 2021. Should revenue increase in the foreseeable future, as management anticipates, net working capital will increase, as levels of inventory and customer accounts receivable, partially offset by an increase in trade accounts payable, likely will rise with such an increase in revenue.

INTERIM REPORT	FOURTH QUARTER 2021

Equity totaled $37.7 million as of December 31, 2021, in contrast to $12.5 million as of December 31, 2020, and $18.6 million as of September 30, 2021. The net increase year-over-year was primarily the result of the issuance of shares associated with the Company’s private placements during the period, offset by the net losses recorded for the four quarters.

In connection with its 2020 Annual Report, IDEX Biometrics allocated $210.3 million of Paid-in capital against Accumulated losses. Total equity was not affected by the allocation. The 2020 Annual Report was approved by the Company’s shareholders at the 2021 Annual General Meeting.

As of December 31, 2021, the Company had no debt to financial institutions or lenders.

Liquidity

The Company incurred an operating cash deficit of ($7.6 million) for the fourth quarter of 2021, in contrast to operating cash deficits of ($6.3 million) for the fourth quarter of 2020 and ($6.3 million) for the third quarter of 2021. The operating cash deficit for the full year 2021 totaled ($27.5 million), in contrast to a deficit of ($23.3 million) for the full year 2020.

The primary operating cash items are the operating losses in each period, less non-cash expenses, including share-based compensation, depreciation, and amortization. Net working capital varies between quarters, mainly due to the timing of shipments, collections from customers, and disbursements to vendors.

The Company incurred capital expenditures of $12 thousand for the fourth quarter of 2021, in contrast to capital expenditures of $141 thousand for the fourth quarter of 2020 and $20 thousand for the third quarter of 2021.

The Company’s balance sheet solvency, defined as the value of cash and accounts receivable, less short-term liabilities, totaled $31.8 million as of December 31, 2021, in contrast to $6.7 million as of December 31, 2020, and $12.5 million as of September 30, 2021.

INTERIM REPORT	FOURTH QUARTER 2021

U.S. regulatory matters

On February 26, 2021, the Company’s securities registration statement on Form F-1 was declared effective by the U.S. Securities and Exchange Commission (SEC). This filing was associated with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s ordinary shares, which are listed on the Oslo Børs) on the Nasdaq Capital Market.

Pursuant to the Jumpstart Our Business Startups Act of 2012 (JOBS Act), IDEX Biometrics is considered an “emerging growth company,” and thereby is exempt from various certain U.S. reporting requirements. These exemptions allow for reduced disclosure in periodic U.S. filings and deferral of the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002. The Company will remain an emerging growth company until 2025, unless it reaches certain revenue, market capitalization, or debt issuance thresholds. As of December 31, 2021, the Company met the criteria to remain considered an emerging growth company.

Similarly, the Company is considered a “foreign private issuer” pursuant to SEC rules, promulgated under the U.S. Securities Exchange Act of 1934, as amended, (Exchange Act). As such, the Company is not required, among various exemptions, to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. registrants.

Notably, IDEX Biometrics currently is not required to file quarterly reports with the SEC on Form 10-Q. The Company is required to file a Form 6-K in association with the disclosure of significant events, including the filing of this report with Norwegian regulatory authorities.

Companies utilizing the foreign private issuer exemptions must confirm their status at the conclusion of their second fiscal quarter, which, for the Company, is June 30, 2021.    To maintain such status, a majority of the Company’s voting securities must be either directly or indirectly owned of record by non-residents of the U.S., or the following criteria must be met: (i) a majority of the Company’s executive officers or directors cannot be U.S. citizens or residents; (ii) more than 50% of the Company’s assets must be located outside the U.S.; and (iii) the Company’s business must be administered principally outside the U.S. As of June 30, 2021, the Company met the criteria to remain considered a foreign private issuer.

February 23, 2022

The Board of Directors of IDEX Biometrics ASA

INTERIM REPORT	FOURTH QUARTER 2021

CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

	Quarters			Full Year
Amounts in USD 000s	Note	Q4 2021	Q4 2020	2021	2020
Operating revenue
Product revenue	4	787	593	2,837	1,013
Service revenue	4	—	5	3	82

Total revenue		787	598	2,840	1,095

Operating expenses
Cost of materials, net of inventory change		430	178	1,254	275
Payroll expenses	5	6,280	5,206	21,107	17,672
Research and development expenses	6	532	(144)	2,680	1,895
Other operating expenses	7	2,142	2,157	7,347	5,936
Amortization and depreciation	8	428	439	1,802	1,719

Total operating expenses		9,812	7,836	34,190	27,497

Loss from operations		(9,025)	(7,238)	(31,350)	(26,402)

Financial income	9	4	56	11	26
Financial cost	9	(1,205)	(20)	(1,123)	(477)

Loss before tax		(10,228)	(7,202)	(32,462)	(26,853)

Income tax benefit (expense)	10	(90)	(45)	(90)	99

Net loss for the period		(10,318)	(7,247)	(32,552)	(26,754)

Loss per share, basic and diluted (USD)	11	(0.02)	(0.01)	(0.04)	(0.03)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Quarters		Full Year
Amounts in USD 000s	Q4 2021	Q4 2020	2021	2020
Net loss for the period	(10,318)	(7,247)	(32,552)	(26,754)
Foreign currency translation differences	(113)	879	10	670

Total comprehensive income (loss) for the period, net of tax	(10,431)	(6,368)	(32,542)	(26,084)

INTERIM REPORT	FOURTH QUARTER 2021

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Amounts in USD 000s	Note	December 31, 2021	December 31, 2020
Assets
Non-current assets
Goodwill		968	968
Intangible assets		1,965	2,442

Total intangible assets		2,933	3,410

Property, plant and equipment		1,301	1,667
Right-of-use assets		357	1,016
Non-current receivables		87	75

Total non-current assets	8	4,678	6,168

Current assets
Inventory	13	1,234	859
Trade receivables		801	487
Prepaid expenses		851	1,031
Other current receivables		740	1,163
Cash and cash equivalents		33,827	7,298

Total current assets		37,453	10,838

Total assets		42,131	17,006

Equity and liabilities
Equity
Share capital		20,410	17,251
Share premium		55,452	3,608
Other paid-in capital		21,414	18,664

Total paid-in capital	12	97,276	39,523
Foreign currency translation effects		(12,312)	(12,322)
Accumulated loss		(47,239)	(14,687)

Total equity		37,725	12,514

Non-current liabilities
Non-current lease liabilities		—	327

Total non-current liabilities		—	327

Current liabilities
Accounts payable		685	631
Income tax payable		—
Current lease liabilities		410	731
Public duties payable		461	320
Other current liabilities		2,850	2,483

Total current liabilities		4,406	4,165

Total liabilities		4,406	4,492

Total equity and liabilities		42,131	17,006

INTERIM REPORT	FOURTH QUARTER 2021

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Amounts in USD 000s	Note	Share capital	Share premium	Other paid-in capital	Foreign currency translation effects	Accumulated loss	Total equity
Balance at January 1, 2021		17,251	3,608	18,664	(12,322)	(14,687)	12,514
Feb 15th: Share issue	12	1,485	24,070				25,555
Mar 10th: Share issue	12	5	20				25
May 12th: Share issue	5,7,12	10					10
Aug 20th: Share issue	12	6	31				37
Nov 12th: Share issue	12	1,601	27,084				28,685
Employee Share Purchase Program	5,7,12	52	639				691
Share-based compensation	5,7,12			2,750			2,750
Loss for the period						(32,552)	(32,552)
Other comprehensive income					10		10

Balance at December 31, 2021		20,410	55,452	21,414	(12,312)	(47,239)	37,725

Balance at January 1, 2020		15,445	197,639	15,903	(12,992)	(198,183)	17,812
May 11th: Share issue	12	983	8,985				9,968
May 29th: Share issue	5,7,12	7		39			46
July 1st: Share issue	5,7,12	70		615			685
November 9th: Share issue	12	746	7,234				7,980
Employee Share Purchase Program	5,7,12			52			52
Share-based compensation	5,7,12			2,055			2,055
Loss for the year						(26,754)	(26,754)
Allocation of Share Premium			(210,250)			210,250
Other comprehensive income					670		670

Balance at December 31, 2020		17,251	3,608	18,664	(12,322)	(14,687)	12,514

INTERIM REPORT	FOURTH QUARTER 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Quarters		Full year
Amounts in USD 000s	Note	Q4 2021	Q4 2020	2021	2020
Operating activities
Profit (loss) before tax		(10,228)	(7,202)	(32,462)	(26,853)
Amortization and depreciation expense	8	428	439	1,802	1,719
Share-based compensation expense		852	775	2,750	2,755
Change in inventories		(141)	59	(375)	(139)
Change in accounts receivables		(43)	(220)	(314)	(414)
Change in accounts payable		58	41	53	141
Change in other working capital items		839	133	550	(618)
Other operating activities		187	109	95	579
Interest expense	9	(4)	(5)	(11)	(27)
Change in income taxes		447	(464)	447	(437)

Net cash flow used in operating activities		(7,605)	(6,335)	(27,465)	(23,294)

Investing activities
Purchases of property, plant and equipment	8	(12)	(242)	(141)	(152)
Payments on non-current receivables		16	1	(13)	75
Interest received	9	4	5	11	26

Net cash flow used in investing activities		8	(236)	(143)	(232)

Financing activities
Net proceeds from issue of shares		28,685	8,035	54,992	18,731
Payments on lease liabilities	8	(192)	(202)	(844)	(793)
Payment related to a financed asset purchase		—	—	—	(500)

Net cash flow from financing activities		28,493	7,833	54,148	17,438

Net change in cash and cash equivalents		20,896	1,262	26,540	(6,088)

Effect of foreign exchange rate changes		(7)	332	(11)	(740)
Opening cash and cash equivalents balance		12,938	5,704	7,298	14,126

Cash and cash equivalents at period end		33,827	7,298	33,827	7,298

INTERIM REPORT	FOURTH QUARTER 2021

NOTES TO THE CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

1	The Company and its business

IDEX Biometrics ASA (the Company) specializes in the design, development, and sale of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, software and algorithms, and enrolment techniques. IDEX Biometrics’ largest potential market is the biometric payment card market. The Company is a public limited liability company incorporated and domiciled in Norway. The address of the head office is Dronning Eufemias gate 16 at NO-0191 Oslo, Norway. There is one class of ordinary (i.e., common) shares, and all shares have equal rights. The Company’s shares are listed on the Oslo Børs, the stock exchange in Oslo, Norway, under the ticker IDEX. As of March 1, 2021, the Company registered 60,000,000 ordinary shares with the U.S. Securities and Exchange Commission, in association with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s ordinary shares) on the Nasdaq Capital Market, under the ticker IDBA.

IDEX Biometrics has wholly-owned subsidiaries in the United States, the United Kingdom, and the People’s Republic of China. The subsidiaries provide technical development services, sales facilitation, marketing assistance, and/or logistics processing for the parent company.

2	Basis of preparation and accounting policies

These Consolidated interim financial statements, for the three- and twelve-month periods ended December 31, 2021, have been prepared in accordance with IAS 34 Interim Financial Reporting and have not been subject to audit. These interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. The accounting policies applied herein are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2020.    Amounts presented may not sum precisely due to rounding.

IDEX Biometrics operates in one operating segment, fingerprint imaging and recognition technology, and these interim financial statements present the full consolidation of the accounts of the Company and all subsidiaries, reflecting this operational focus.

Pursuant to IAS 1 Presentation of Financial Statements, a going concern assumption has been applied in the preparation of these interim financial statements.

These interim financial statements and the accompanying report were approved by the Board of Directors on February 23, 2022.

3	Risks

It is the duty of the Board of Directors to present the principal risks facing the Company in the conduct of its business. The Company’s major risk is its business risk, broadly meaning risks to its ability to generate revenue and earn profit. Future revenue generation will depend, among other such risks, on the Company’s ability to market and profitably deliver products on a sustained basis, its ability to legally protect its intellectual property rights, its ability to scale its operations to maximize efficiencies, and its ability to retain current employees and to attract new employees. The ability to generate future revenue is also highly dependent on the pace of development of the market for biometric payment cards, which remains in an early stage.

INTERIM REPORT	FOURTH QUARTER 2021

The Company’s assets primarily consist of cash, working capital, and intangible assets. As of December 31, 2021, the Company had no indebtedness to financial institutions or other third-party lenders. The Company maintains liquidity by investing available funds in readily accessible, floating-interest rate bank accounts. The Company’s exposure to currency exchange rate changes is managed by maintaining an appropriate mix of cash deposits in the various currencies it utilizes for its operations.    The Company does not engage in any active hedging strategies. The U.S. Dollar is the dominant currency of the Company’s receivables and payables.

During the fourth quarter of 2021, the Company experienced vendor shipment delays associated with supply chain constraints within the semiconductor industry. The delays did not reduce fourth quarter revenue, but continued supply chain constraints may affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s backlog and unit volumes expand, as anticipated.

COVID-19 RISK:

The future progression of the COVID-19 pandemic and its effects on the Company’s business and operations are unknown and not predictable. There have not been any significant delays in development projects due to COVID-19. However, the pandemic did cause certain, short-term delays in 2020 and 2021, including card certifications and the temporary postponement of customer activities (e.g., the start date of certain biometric card pilots).

The Company continues to monitor the potential impact of COVID-19 on its business and consolidated financial statements. During the second quarter of 2021, many restrictions on interpersonal contact, workplace access, and travel were relaxed or terminated. However, during the fourth quarter, the emergence of the “Delta” and “Omicron” variants and other problematic strains of the COVID-19 virus caused authorities worldwide to reconsider steps to limit the spread of these more contagious strains of the virus. Should governments in the countries in which IDEX Biometrics operates reimpose restrictions on interpersonal contact, workplace access, and travel, it may experience reduced productivity, and customers and potential customers may delay orders.

4	Revenue from contracts with customers

The Company records revenue from the sale of biometric fingerprint sensor products and the delivery of technical development and other engineering services to its customers. Product-related revenue is recognized upon shipment, generally on an Incoterms EXW (i.e., ex-works) basis. Revenue is recognized according to the criteria of IFRS 15 Revenue from Contracts with Customers.

The balances of customer accounts receivable, as of December 31, 2021, and December 31, 2020, were $801 thousand and $487 thousand, respectively. There were no contract asset or contract liability balances at either of these dates.

INTERIM REPORT	FOURTH QUARTER 2021

	Quarters		Full Year
Amounts in USD 1,000	Q4 2021	Q4 2020	2021	2020
EMEA	787	567	2,807	952
Americas	—	—	—	5
Asia-Pacific	—	26	30	56

Product revenue	787	593	2,837	1,013

EMEA	—	1	3	2
Americas	—	—	—	77
Asia-Pacific	—	4	—	3

Service revenue		5	3	82

Total revenue	787	598	2,840	1,095

5	Payroll expenses

	Quarters		Full Year
Amounts in USD 1,000	Q4 2021	Q4 2020	2021	2020
Salary, payroll tax, benefits, other	5,241	4,431	18,197	14,922
Share-based compensation	1,039	774	2,910	2,750

Payroll expenses	6,280	5,205	21,107	17,672

Payroll expenses consist of costs for direct employees of the Company. Contractors are classified to Research and development costs or Other expenses as applicable.

The table below sets forth the number of Company employees, defined as full-time equivalents, by their function. The figures shown exclude certain individuals who are considered contractors, because they live in countries in which the Company does not have a formal business presence. The figures shown exclude certain individuals who are considered contractors, because they live in countries in which the Company does not have a formal business presence, who would otherwise be considered FTEs. As of December 31, 2021, nine contractors were associated with Research and development functions, and five contractors were associated with Marketing and sales functions.

Full-time equivalents (FTEs) by function	December 31, 2021	December 31, 2020
Supply chain and distribution	2	2
Research and development	74	72
Marketing and sales	8	8
General and administrative	8	7

Total FTEs (excluding contractors)	92	89

Under IFRS, the presentation format of the Consolidated statement of profit and loss is not prescribed. Since the Company was established, management has elected to present operating expenses by their nature, in contrast to their function. Accordingly, Payroll expenses, as presented, includes the compensation and benefit costs for all employees. Cost of materials, net of inventory change, as presented, does not include the cost of personnel engaged in supply chain and distribution activities, Research and development expenses, as presented, does not include the cost of personnel assigned to departments engaged in research and development activities, and Other operating expenses, as presented, does not include the cost of personnel assigned to marketing, sales, general, and administrative activities.

INTERIM REPORT	FOURTH QUARTER 2021

6	Research and development expenses

Research costs are expensed when incurred. Development costs are expensed unless they qualify for capitalization. The Company’s patents and other intellectual property rights created are capitalized and recorded on the Statement of financial position only if they satisfy the criteria for capitalization. The Company has not capitalized development costs in any of the periods presented. Development costs related to the creation of intellectual property have been expensed when incurred.

	Quarters		Full Year
Amounts in USD 1,000	Q4 2021	Q4 2020	2021	2020
Gross R&D expenses	1,069	792	3,356	4,196
Government grants credited to cost	(537)	(936)	(676)	(2,301)

Net R&D expenses	532	(144)	2,680	1,895

In 2020, the Company claimed research and development tax relief in the UK relating to activities in 2017, 2018, and 2019. UK tax relief is recorded as grants and credited to Research and development expenses. Government support is recognized when it is probable the Company will qualify and receive support, and the amount can be measured reliably. Accordingly, the Norwegian Skattefunn grants are recorded in the fourth quarter each year.

7	Related party transactions

The chair of the Board of Directors, Morten Opstad, is a partner in the law firm Advokatfirma Ræder AS (Ræder). Ræder provided legal services to the Company during 2021, resulting in charges of $338 thousand. The services include work related to the private placements of shares completed in February 2021 and November 2021. Mr. Opstad’s work on behalf of the Company beyond his Director duties is invoiced by Ræder.

Lawrence Ciaccia, a member of the Board of Directors, has served on the Company’s Strategy Advisory Council (SAC) since 2014, and is compensated $15 thousand per year for such service. Mr. Ciaccia also provides to the Company, pursuant to a written agreement, other consulting services, outside of his service on the SAC, for a fixed fee of $50 thousand per year.

8	Non-current assets

Amounts in USD 1,000	Goodwill	Intangible assets	Property, Plant, and Equipment	Right-of-use assets	Non-current receivables	Total non- current assets
Balance at January 1, 2021	968	2,442	1,667	1,016	75	6,168
Additions	—	—	142	158	13	313
Depreciation and amortization	—	(477)	(507)	(818)	—	(1,802)
Effects of changes in foreign currency	—	—	(1)	1	(1)	(1)

Balance at December 31, 2021	968	1,965	1,301	357	87	4,678

Balance at January 1, 2020	941	2,605	2,013	1,375	152	7,086
Additions	—	198	154	427	—	779
Settlements	—	—	—	—	(62)	(63)
Depreciation, amortization, and impairment losses	—	(436)	(468)	(814)	—	(1,719)
Depreciation on disposed and retired assets	—	—	(109)	—	—	(109)
Effects of changes in foreign currency	27	75	77	28	(15)	194

Balance at December 31, 2020	968	2,442	1,667	1,016	75	6,168

INTERIM REPORT	FOURTH QUARTER 2021

Acquired intangible assets and intellectual property rights have been capitalized at the time of acquisition. These assets are depreciated over their respective economic lives. The major items depreciate over 9.5 years and 17.3 years from acquisition, through July 2024 and to the end of 2030, respectively. Goodwill is not amortized, but is tested for impairment at least annually or more frequently, if circumstances merit. The Company is one cash generating unit for purposes of impairment testing.

9	Financial items

	Quarters		Full Year
Amounts in USD 1,000	Q4 2021	Q4 2020	2021	2020
Interest income	4	5	11	26
Currency exchange gain	—	51	—	—

Total financial income	4	56	11	26

Interest expenses on lease liabilities	5	20	31	63
Currency exchange loss	1,200	—	1,092	414

Total financial expense	1,205	20	1,123	477

10	Income tax expense

As of December 31, 2020, the Company had significant accumulated tax losses. No deferred tax asset associated with these accumulated tax losses has been recorded on the Statement of financial position, as there is not sufficient evidence that taxable profit will be generated, against which the unused tax losses could be applied. There are no restrictions as to how long tax losses may be carried forward in Norway.

11	Profit (Loss) per share

	Full year
	2021	2020
Profit (loss) attributable to the shareholders (USD 1,000)	(32,552)	(26,754)
Weighted average basic number of shares	918,847,427	767,069,645
Weighted average diluted number of shares	940,433,535	773,393,062

Profit (loss) per share, basic and diluted	USD (0.04)	USD (0.03)

The profit or loss per share is calculated by dividing the profit (loss) for the period by the weighted average number of ordinary shares outstanding for the period. Loss per share is calculated per basic share (i.e., without consideration for the dilutive effect of exercisable subscription rights).

INTERIM REPORT	FOURTH QUARTER 2021

12	Shares and subscription rights

Number of financial instruments	Incentive subscription rights	Shares
Balance at January 1, 2021	56,344,093	832,146,748
Feb 15th: Share issue		83,214,674
Mar 10th: Share issue		298,884
May 12th: Issued shares in lieu of board remuneration		535,583
Aug 20th: Share issue		365,280
Nov 12th: Share issue		90,881,266
Employee Stock Purchase Plan		2,946,019
Granted incentive subscription rights	21,885,200
Exercised incentive subscription rights	(4,705,015)
Expired/forfeited incentive subscription rights	(1,767,881)

Balance at December 31, 2021	71,756,397	1,010,388,454

Balance at January 1, 2020	52,875,043	717,988,732
May 11th: Share issue		65,341,413
May 29th: Issued shares in lieu of board remuneration		441,982
July 1st: Issued shares in lieu of cash compensation		4,318,523
November 9: Share issue		42,528,181
Employee Stock Purchase Plan		1,527,917
Granted incentive subscription rights	10,452,000
Exercised incentive subscription rights	(52,150)
Expired/forfeited incentive subscription rights	(6,930,800)

Balance at December 31, 2020	56,344,093	832,146,748

From time to time, on a discretionary basis, IDEX Biometrics awards subscription rights for the purchase of ordinary shares to employees and individual contractors, pursuant to the terms of an annual subscription rights program approved by shareholders at that year’s annual general meeting (AGM). Such subscription rights are denominated in Norwegian Krone. Unless specifically resolved otherwise by the Board of Directors, 25% of each grant of subscription rights vests per year, beginning on the 15th of the month prior to the month of the grant, and the grant expires on the fifth anniversary of the AGM at which it was granted. Unvested subscription rights terminate on the holder’s last day of employment or termination of contract. Vested subscription rights may be exercised up to 90 days after such termination date. The weighted average exercise price of outstanding incentive subscription rights on December 31, 2021 was NOK 1.84 per share.

The fair value at grant date of a subscription right awarded to an employee is expensed over the vesting period of each tranche of the grant. The fair value of each tranche of a subscription right is determined using a Black-Scholes option pricing model, based on share prices quoted on the Oslo Børs and published interest rates. The Company’s social security tax obligations related to share-based remuneration are recorded on each balance sheet date, based on the earned value of the subscription rights outstanding, and the adjustment to the accrued balance is recorded as cost.

Since September 1, 2020, IDEX Biometrics has operated an employee stock purchase plan (ESPP), whereby employees may elect to invest a portion of their after-tax compensation in newly issued ordinary shares. Through August 31, 2021, employees made payroll contributions to the ESPP over the course of three-month contribution periods, after which they purchase shares at a 15% discount to the lesser of the share price at the beginning and ending of the offering period. On March 1, 2021, employees acquired 1,060,179 shares at NOK 1.83 per share. On June 1, 2021, employees acquired 972,642 shares at NOK 2.08 per share. On September 1, 2021, employees acquired 913,198 shares at NOK 2.10 per share. At the 2021 AGM, shareholders approved the amendment of the ESPP to extend the contribution period to six months, effective with the contribution period beginning September 1, 2021.

INTERIM REPORT	FOURTH QUARTER 2021

The fair value at grant date of ESPP shares are expensed over the course of the six-month contribution period. The fair value is determined using a Black-Scholes option pricing model, based on share prices quoted on the Oslo Børs and published interest rates.

13	Inventory

Amounts in USD 1,000	December 31, 2021			December 31, 2020
	Cost	Reserves	Net	Cost	Reserves	Net
Raw Materials	562	—	562	460	(114)	346
Work in progress	107	—	107	25	—	25
Finished Goods	570	(5)	565	588	(100)	488

Total Inventory	1,239	(5)	1,234	1,073	(214)	859

Inventory, consisting of raw materials (primarily semiconductor components and substrates provisioned to the Company’s contract manufacturing partners), work-in-progress (primarily incomplete assemblies held by manufacturing partners), and finished goods (completed fingerprint sensing devices held by the Company and available for sale), is valued at the lower of cost or recoverable value, reflecting reserves based on aging and obsolescence. Period to period variations in reserve balances are caused by differences in the times between the identification of an impairment (i.e., the calculation of a reserve charge) and the physical disposal of the inventory in question. As of December 31, 2021, the Company maintained an inventory reserve of $5 thousand, reflecting disposals of previously reserved inventory during the prior year and adjustments during the fourth quarter based on changes in required reserves.

14	Events after the balance sheet date

The board of directors resolved on February 23, 2021 to issue 8,350,900 incentive subscription rights to employees and individual contractors of IDEX Biometrics. The grant was made under the company’s 2021 Subscription rights plan. The exercise price of the subscription rights is NOK 2.08 per share, they vest by 25% per year, and expire on May 15, 2026. Following the grants, there are 80,107,297 subscription rights outstanding.

There have been no other events between December 31, 2021, and the approval of these interim financial statements by the Board of Directors that have had any material impact on the Company’s results for the three and twelve months ended December 31, 2021 or the value of the Company’s assets and liabilities as of December 31, 2021.